# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bullish, CIK 0001872195
CUSIP: G16910120
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 10A Building A, 60 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands (E9), KY1-9005
Date of event which requires filing of this statement: 01/16/2026
Filed by CIK 0001955357
Persons authorized to receive notices and communications: Brendan F. Blumer, 10/F, 60 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands (E9), KY1-9006, (345) 640-9996; Karen Ubell, 525 Market Street, 32nd Floor, San Francisco, California (CA), 94105, (415) 733-6074

## Reporting persons
- Brendan F. Blumer (CIK 0001955357): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 39,166,869; shared voting power 0; sole dispositive power 39,166,869; shared dispositive power 0; aggregate amount beneficially owned 39,166,869 (26.8% of the class)
  Comment: *All percentage calculations set forth herein are based upon the aggregate of 146,183,739 shares of Ordinary Shares outstanding as of the August 13, 2025, as assumed in the Form 424B4 final prospectus filed by Bullish under the Securities Act of 1933 on August 13, 2025 (the "Prospectus").

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Bullish
Address of issuer's principal executive offices: 10A Building A, 60 Nexus Way, Camana Bay, 60 Nexus Way, George Town, Grand Cayman, Cayman Islands (E9), KY1-9005
Comment: Except as modified by this Amendment No. 1 (this "Amendment No.1 to Schedule 13D") to the Schedule 13D that was originally field on August 21, 2025 (the "Schedule 13D), the Schedule 13D as in effect prior to this Amendment No. 1 to Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 to Schedule 13D have the meanings ascribed to them in the Schedule 13D as in effect prior to this Amendment No. 1 to Schedule 13D

## Item 2. Identity and Background
Name of person filing: Brendan F. Blumer (the "Reporting Person")
Residence or business address: 10/F, 60 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands KY1-9006
Present principal occupation or employment: The Reporting Person co-founded the Issuer and has served as a member of the Board of Directors of the Issuer since inception. The Reporting Person was also Chairman of the Board of Directors of the Issuer prior to completion of the Issuer's initial public offering (the "IPO"). The Reporting Person also serves as Chief Executive Officer of block.one.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Hong Kong SAR - China

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3.

The Reporting Person directly holds 39,166,869 Ordinary Shares and is the beneficial holder of 1,976,563 Ordinary Shares held by Buttonwood Investments 1, an entity which the Reporting Person controls.

Prior to the Issuer's initial public offering (the "IPO"), the Reporting Person directly held 39,166,869 shares of Issuer's Class A Shares (the "Class A Shares") and beneficially held 1,976,563 Class A Shares through Buttonwood Investments 1.

The Reporting Person acquired 78,315,718 Class A Shares on August 2, 2024, pursuant to a dividend declared by block.one which distributed such shares to the Reporting Person, as the sole shareholder of block.one. Buttonwood Investments 1 acquired 3,953,126 Class A Shares on February 27, 2025, pursuant to a transaction in which block.one transferred all of its remaining Class A Shares to Buttonwood Investments 1. As disclosed in the Form F-1 Registration Statement filed by the Issuer under the Securities Act of 1933 on August 4, 2025 (the "Registration Statement"), block.one is a Cayman Islands exempted company which was the controlling shareholder of Bullish until July 2024 at which time the shareholders of block.one, other than the Reporting Person, exchanged their block.one shares for shares of the Issuer's Class A Shares. The descriptions of such transactions provided in the Registration Statement are incorporated herein by reference.

On August 1, 2025, the Issuer effected a 1-for-2 reverse stock split pursuant to which all of the Class A Shares owned or beneficially owned by the Reporting Person were exchanged for the number of Class A shares as described in the third sentence of this Item 3(a) to Amendment No. 1 to Schedule 13D.

In connection with and immediately prior to the closing of the IPO, on August 14, 2025, the Class A Shares discussed above automatically converted into shares of Ordinary Shares on a 1-for-1 basis.

block.one granted certain individuals an option to acquire Class A Shares of the Issuer held by block.one pursuant to Call Option Agreements (the "Call Option Agreements") in the form attached to this Amendment No. 1 to Schedule 13D as Exhibit 99.2. Pursuant to the transactions described in this Item 3, when block.one transferred its remaining Class A Shares of the Issuer to Buttonwood Investments 1, Buttonwood Investments 1 assumed the rights and obligations of block.one pursuant to the Call Option Agreements. The Call Option Agreements allow Buttonwood Investments 1 to transfer the covered shares to affiliates of Buttonwood Investments 1 but not to non-affiliates. Buttonwood Investments 1 retains voting control over the covered shares. The terms of the Call Option Agreements provided in Exhibit 99.2 are incorporated herein by reference.

Buttonwood Investments 1 entered into Call Option Agreements with third parties for a total of 1,976,563 Ordinary Shares of the Issuer (the "Call Option Shares"). The description of such arrangements provided in the Prospectus are incorporated herein by reference.

On January 16, 2026, 1,968,750 of the Call Option Shares were exercised pursuant to the Call Option Agreements and transferred to the optionholders pursuant thereto. The remaining 7,813 Call Option Shares subject to the Call Option Agreements are expected to be exercised on or before March 31, 2026, pursuant to a notice of exercise submitted to Buttonwood by the Optionholder of such Call Option Shares. As of the date of this Amendment No. 1 to Schedule 13D, Buttonwood has not received payment for 1,070,313 of the Call Option Shares, which number includes the 7,813 Call Option Shares that are expected to be exercised on or before March 31, 2026. Payment is expected for all 1,070,313 unpaid Call Option Shares on or before March 31, 2026. In the event that payment is not received for such unpaid Call Option Shares, Buttonwood may, in its sole discretion, seek remedies including, but not limited to, reconveyance of such unpaid Call Option Shares to Buttonwood from such optionholders. Notwithstanding the delayed payment of such unpaid Call Option Shares, Buttonwood disclaims voting and dispositive ownership over such unpaid Call Option Shares effective as of January 16, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated by reference in Items 3 and 6 of this Statement is incorporated by reference into this Item 4.

The Reporting Person intends to continuously review his investment in the Issuer and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by him or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Amendment No. 1 to Schedule 13D.

The Reporting Person is a member of the Board of Directors of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Amendment No. 1 to Schedule 13D. Subject to the Issuer's Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 7 through 13 of the cover page to this Amendment No. 1 Schedule 13D is incorporated by reference (the "Reporting Shares"). The Reporting Shares represent approximately 26.8% of the Ordinary Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: 39,166,869
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions of the Class A Shares (prior to the closing of the IPO) or the as-converted Ordinary Shares (following the closing of the IPO) during the 60 days preceding the date of this report, except as described in Item 3 of this Amendment No. 1 to Schedule 13D which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The information provided in Section 3 of this Amendment No. 1 to Schedule 13D is incorporated by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in Section 3 of this Amendment No. 1 to Schedule 13D is incorporated by reference.

Prior to and in connection with the IPO, the Reporting Person and Buttonwood Investments 1 each entered into a lock-up agreement with the underwriters of the IPO, pursuant to which the Reporting Person and Buttonwood Investments 1 each agreed to be subject to a 180-day lockup on the sale and transfer of shares of the Company held by the Reporting Person and Buttonwood Investments 1 as of the effectiveness of the Issuer's registration statement on form F-1 (the "Lock-up Agreement"). The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-up Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

The Reporting Person serves as a member of the Board of Directors of the Issuer. Additionally, in such capacity, the Reporting Person may receive compensation from the Issuer for his services as a member of the Board of Directors. Such compensation may include grants of equity awards with respect to the Issuer's Ordinary Shares from time to time.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Form of Lock-Up Agreement, attached as Exhibit D to the Form of Underwriting Agreement by and among the underwriters listed in Schedule 1 thereto and certain directors, officers, and existing shareholders of the Issuer (incorporated by reference to Exhibit 1.1 of the Form F-1 Registration Statement filed by the Issuer under the Securities Act of 1933 on August 4, 2025).
Exhibit 99.2 - Form of Call Option Agreement, including amendments thereto (incorporated herein by reference to Exhibit 99.2 of the Schedule 13D filed by the Reporting Person on August 21, 2025).

## Signatures
- Brendan F. Blumer: /s/ Brendan F. Blumer, Reporting Person (02/09/2025)